UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472

Form of Registration No.: Schedule TO

Filing Party: Sanofi-Aventis

Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 10 (“Background of the Offer; Past Contacts or Negotiations with Genzyme”) of the Offer to Purchase is hereby amended by adding the following paragraphs at the end of the section:

On November 8, 2010, Parent sent the following letter to Mr. Termeer and the other members of Genzyme’s Board:

November 8, 2010

VIA EMAIL, TELECOPIER AND DHL

Mr. Henri Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02147

USA

Dear Henri,

Now that Genzyme’s third-quarter earnings have been released, you have had the opportunity to speak to shareholders regarding Genzyme’s business and prospects (including the detailed presentation to analysts and investors on October 22) and the market has had a chance to digest and react to all of this information, we would again like to request that you meet with us to discuss our proposal to acquire Genzyme. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.

You have publicly disclosed that Genzyme’s Board has authorized management and the company’s advisors to “probe and evaluate alternatives” for Genzyme and its assets, including contacting third parties. We were encouraged to hear this, but to date, we have not been contacted or included in this process. We are prepared to meet with you and, if you prefer, with your advisors, at any time to discuss our respective views as to the appropriate value of Genzyme’s business and prospects and how to move this transaction process forward in a cooperative manner. As you will recall, at our meeting in September, I proposed several pathways to advance our discussions, such as providing us with some limited due diligence regarding manufacturing or arranging a meeting with your commercial team to discuss the prospects for alemtuzumab. We remain ready and willing to participate in any such meetings.

You have expressed publicly (and, we understand, directly during your conversations with Genzyme shareholders) that you are committed to maximizing shareholder returns and that you value shareholders’ voices. However, we note certain comments in your Schedule 14D-9 that appear to be inconsistent with that objective.

First, you indicated that you believe that the Genzyme Board can, at any time, opt to immediately stagger the terms of its members, extending the terms of two-thirds of Genzyme’s current directors for an additional one to three years. This action would deprive shareholders of the opportunity to elect the full Genzyme Board at the 2011 annual meeting of shareholders, a right they expressly demanded. As you know, in 2006, holders of more than 85% of the outstanding shares of Genzyme common stock voted to approve an amendment to Genzyme’s Articles of Organization to provide that all directors would be elected annually. Given this, we do not believe that it would be appropriate for the Genzyme Board to disenfranchise shareholders by unilaterally staggering the terms of directors.

Second, you stated that the Genzyme Board retains the ability to adopt a “poison pill”. As you are well aware, if adopted, the poison pill would prevent Sanofi-Aventis from acquiring Genzyme, regardless of your shareholders’ support for a transaction.

Third, you indicated that the Genzyme Board may wield the Massachusetts anti-takeover statutes in a manner that would, as a practical matter, prevent Sanofi-Aventis from acquiring Genzyme without the cooperation of Genzyme’s Board, notwithstanding your shareholders’ support of a transaction.

We believe it would be inappropriate for the Board to take these defensive actions. If we are unable to have a direct dialog with you, in all fairness you should allow your shareholders the opportunity to decide for themselves whether or not to accept our proposal.

Your shareholders should know with certainty that you will not interfere with their right to benefit from our offer by taking any of the actions described above. Therefore, we ask that you take action to make the Massachusetts anti-takeover statute inapplicable to our offer and confirm that Genzyme’s 2011 annual meeting of shareholders, including the election of all directors, will be held on schedule on the fourth Thursday of May (May 26, 2011), as provided in your Bylaws.

It remains our preference to work together with you to reach a mutually agreeable transaction. We continue to believe that a transaction is in the best interests of the shareholders of both Genzyme and Sanofi-Aventis, and we look forward to hearing from you.

Yours sincerely,

Sanofi-Aventis

By:	/s/ Christopher A. Viehbacher
Christopher A. Viehbacher Chief Executive Officer

cc: Genzyme Board of Directors

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(H)         Press Release issued by Sanofi-Aventis on November 8, 2010.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ ALEXANDRE LEMOALLE
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/S/ KAREN LINEHAN
Name:	Karen Linehan
Title:	Authorized Signatory

Date: November 8, 2010

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by Sanofi-Aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by Sanofi-Aventis on November 8, 2010.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.